COLUMBIA FUNDS SERIES TRUST

COLUMBIA FUNDS SERIES TRUST I

COLUMBIA FUNDS SERIES TRUST II

Ryan C. Larrenaga

225 Franklin Street

Boston, Massachusetts 02110

(617) 385-9536

January 27, 2016

Mr. Mark A. Cowan

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Columbia Funds Series Trust (File No. 333-208706),

Columbia Funds Series Trust I (File No. 333-208709), and

Columbia Funds Series Trust II (File No. 333-208708) (the “Registrants”)

Dear Mr. Cowan:

I am writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on January 15, 2016 and by email on January 21, 2016 in connection with the above-referenced registration statements on Form N-14 (each a “Registration Statement”), filed with the Commission pursuant to Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”), on December 22, 2015. As you know, each Registration Statement contains a combined Proxy Statement/Prospectus (the “Prospectus”). The Staff’s comments are summarized below, and each is followed by our response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statements.

1.	Comment. In the Statement of Additional Information, please reverse the order of Appendix A and Appendix B such that Appendix A consists of the narrative pro forma financial statements for the Buying Funds and Appendix B consists of the Statement of Additional Information for the Buying Funds.

Response. The requested change has been made.

2.	Comment. In the narrative pro forma financial statements, please disclose whether there are any capital loss carryforwards and, if so, disclose the limitations associated with the use of such capital loss carryforwards.

Response. The Registrants respectfully submit that the first sentence under the heading “Federal Income Taxes” in the section captioned “Appendix A — Narrative Description of the Pro Forma Effects of the Reorganizations” in the Statement of Additional Information

for each Registration Statement includes a cross reference to the “Tax Status of the Reorganizations” section of the Prospectus, which in turn contains a comprehensive description of the capital loss carryforwards available to each Fund, as well as a discussion of the extent to which those capital loss carryforwards are subject to expiration or limitation. The Registrants believe that repeating this information in the narrative pro forma financial statements would increase the size of each Registration Statement without enhancing the quality of information.

Nevertheless, in response to the Staff’s comment, the first sentence under the heading “Federal Income Taxes” in the section captioned “Appendix A — Narrative Description of the Pro Forma Effects of the Reorganizations” has been revised as follows:

“Please see ‘Tax Status of the Reorganizations’ in the Proxy Statement/Prospectus for a discussion of the tax effects of each Reorganization, including a description of the capital loss carryforwards available to each Fund and any limitations thereon.”

3.	Comment. Please confirm whether there will be any portfolio repositioning for any of the reorganization proposals and, if so, please disclose the percentages and costs associated with the repositioning in the section captioned “Appendix A — Narrative Description of the Pro Forma Effects of the Reorganizations.” Additionally, the third paragraph under the table captioned “Management Fees (Combined Investment Management and Administration Fees)” in this section states that Columbia Threadneedle does not expect any portfolio realignment to result in significant increases in any Buying Fund’s portfolio turnover rate relative to its historical rate. Please clarify the threshold for significance that is being used here, and please disclose whether the securities currently held by each Selling Fund conform to the investment strategies and investment objectives of the corresponding Buying Fund.

Response. The Registrants confirm that Columbia Threadneedle does not anticipate any portfolio repositioning in connection with the reorganizations of any of the Selling Funds because the securities held by each Selling Fund currently conform to the investment objective and investment strategies of the corresponding Buying Fund or will do so before each Reorganization is consummated. The Registrants note that Columbia Threadneedle expects that, subsequent to the Reorganizations, there may be some portfolio turnover in the ordinary course, but that the Reorganizations are not expected to result in any increase in any Buying Fund’s portfolio turnover rate, relative to its historical portfolio turnover rates.

Accordingly, in response to the Staff’s comment, the Registrants have revised the third paragraph under Table 6 in the section captioned “Appendix A — Narrative Description of the Pro Forma Effects of the Reorganizations” as follows:

“The estimated costs of the Reorganizations shown in Table 5 above do not reflect any brokerage commissions incurred by a Fund in connection with any portfolio realignment. However, Columbia Threadneedle does not anticipate any portfolio repositioning in connection with the reorganizations of any of the Selling Funds because the securities held by each Selling Funds currently conform to the investment objective and investment strategies of the corresponding Buying Fund or will do so before each Reorganization is consummated. Columbia Threadneedle expects that, subsequent to the Reorganizations, there may be some portfolio turnover in the ordinary course, but that the Reorganizations are not expected to result in any ~~significant~~ increase in a Buying Fund’s portfolio turnover rate, relative to its historical portfolio turnover rates. ~~Columbia Threadneedle also does not expect any incremental trading costs to be significant~~.”

4.	Comment. In the Q&A section of the Prospectus, please clarify that the shareholder meeting will be a joint meeting of shareholders of all of the Selling Funds and explain why the reorganization proposals described in the Prospectus involving series of each Registrant are included in the same proxy statement, even though all proposals may not be applicable to all shareholders. Please also conform the formatting of the Q&A section of the Prospectus to that of the “Notice of a Joint Special Meeting of Shareholders” to show which Selling Funds are series of each Registrant.

Response. The requested changes to the Q&A section of the Prospectus have been made. In addition, the following Q&A has been added after “What are the proposals?”:

“Q: Why are proposals not involving my fund included in the combined proxy statement/prospectus?”

“To reduce costs, proposals have been combined into one proxy statement/prospectus. Accordingly, not all proposals may be applicable to each shareholder.”

5.	Comment. The disclosure in the Prospectus contains a number of statements that are qualified by the word “generally.” Please confirm that the use of the word “generally” to qualify these statements is necessary and, where possible, please remove the word “generally” or specify any exceptions to the statement.

Response. The Registrants have carefully considered the Staff’s comment and have reviewed the disclosure in the Prospectus. The Registrants have identified several statements in the disclosure where the use of the word “generally” is not necessary to accurately express the intended statement. For example, the Registrants have removed the word “generally” from the following statements contained in the Q&A section of the Prospectus: “these proposals ~~generally~~ cannot go forward without the approval of shareholders of the Selling Funds” and “it is expected that following the proposed Reorganization, the expenses borne by Selling Fund shareholders would ~~generally~~ be the same or lower than the expenses they currently bear.” However, the Registrants respectfully submit that there are other statements in the disclosure where the use of the word “generally” is helpful because it alerts the reader to the presence of nuances that, while not necessary to describe in detail, nonetheless would render a more absolute statement inaccurate or potentially misleading. Accordingly, the Registrants have preserved the word “generally” in such statements.

6.	Comment. In the section captioned “Where to get more information,” please provide the Securities Act file number for each Selling Fund after the Fund’s Investment Company Act of 1940 file number.

Response. The requested changes have been made.

7.	Comment. In the section captioned “Section A — Reorganization Proposals,” please disclose the risks associated with each transaction that are separate from the risks of investing in the Buying Fund following the Reorganizations. If there are no transaction risks other than the risks of investing in the Buying Fund, please confirm in your response that there are none.

Response. The Registrants respectfully submit that the risks associated with each transaction are those of investing in the Buying Fund following the Reorganizations. The Registrants confirm that there are no principal risks associated with the Reorganizations that are separate from the risks of investing in the Buying Funds. Accordingly, no changes to the disclosure have been made.

8.	Comment. In the section captioned “Section A — Reorganization Proposals — Summary — Fees and Expenses,” please confirm that pro forma fees and expenses have been adjusted to reflect current and expected fees, and consider whether any changes to the disclosure are appropriate.

Response. The Registrants confirm that pro forma fees and expenses have been adjusted to reflect current and expected fees. In response to the Staff’s comment, the second sentence of the second paragraph under the heading “Fees and Expenses” has been revised as follows:

“Pro forma expense ratios are based on the average net assets of each Buying Fund and the corresponding Selling Fund for the twelve months ended July 31, 2015 for Columbia Large Cap Growth Fund, Columbia Large Cap Growth Fund II, Columbia Large Cap Growth Fund III, Columbia Large Cap Growth Fund IV and Columbia Large Cap Growth Fund V, August 31, 2015 for Columbia Value and Restructuring Fund, Columbia Contrarian Core Fund, Columbia International Value Fund, Columbia Overseas Value Fund, Columbia International Opportunities Fund and Columbia Select International Equity Fund, and November 30, 2015 for Columbia Multi-Advisor Small Cap Value Fund and Columbia Select Smaller-Cap Value Fund, in each case adjusted to reflect current and expected fees.”

9.	Comment. The section captioned “Section A — Reorganization Proposals — Summary — Fees and Expenses” states: “Annual fund operating expense ratios are based on expenses incurred during each Fund’s most recently completed fiscal year, adjusted to reflect current and expected fees.” Please confirm supplementally whether the adjustments reflect contractual changes.

Response. The Registrants confirm that the adjustments are to reflect contractual changes in transfer agency fees.

10.	Comment. In the section captioned “Section A — Reorganization Proposals — Summary — Fees and Expenses,” please consider reorganizing the “Shareholder Fees,” “Annual Fund Operating Expenses” and “Expense Examples” tables such that the tables are grouped together for each Fund, instead of providing current Selling Fund, current Buying Fund, and pro forma combined information together for each type of table.

Response. The Registrants have carefully considered the Staff’s comment. The Registrants respectfully submit that the current organization of the tables is sufficient to meet the requirements of Item 3 of Form N-14. The current format allows shareholders to easily compare the fees and expenses of each Selling Fund to those of the corresponding Buying Fund. The current format also allows footnotes to be consolidated across the same types of tables in order to avoid repetition. In addition, the current format permits the Registrants to clearly and succinctly present the pro forma combined annual fund operating expenses assuming the combination of Reorganizations that results in both the highest possible and the lowest possible total fund operating expenses. The Registrants believe that, if the tables were reordered, the section would be unnecessarily long and would increase the size of the document without enhancing the quality of the information. Accordingly, no changes to the disclosure have been made.

11.	Comment. In the section captioned “Section A — Reorganization Proposals — Summary — Fees and Expenses — Expense Examples,” please add disclosure clarifying that the expenses reflected in the example are those shown in the fees and expense tables and reflect the effect of waivers and reimbursements.

Response. The Registrants confirm that the expenses reflected in the example are those shown in the fees and expense tables and reflect the effect of waivers and reimbursements, where applicable. For Proposals 1-3, the Registrants note that the expense reimbursement arrangements described in the footnotes to the “Annual Fund Operating Expenses” tables will not be in effect for a full year from the effective date of the Registration Statements, and are therefore omitted from the tables for these Funds. The Registrants note that the operating expenses of the Funds described in Proposal 4 are currently below the applicable expense limitations for these Funds, and the expense reimbursement arrangements for these Funds are therefore omitted from the “Annual Fund Operating Expenses” tables. For Proposal 5, an expense limitation will reduce Fund operating expenses for more than one year from the effective date of the Registration Statements; accordingly, the paragraph labeled “Expense Examples” for Proposal 5 states: “These examples include any contractual fee waiver/expense reimbursement arrangement only for the period indicated in the Fund’s ‘Annual Fund Operating Expenses’ table.”

In response to the Staff’s comment, the following sentence has been added to the paragraph labeled “Expense Examples” for Proposal 5:

“Since the waivers and/or reimbursements shown in the ‘Annual Fund Operating Expenses’ table above expire as indicated in the preceding table, they are only reflected in the 1 year example and the first year of the other examples.”

In addition, the third sentence of the paragraph labeled “Expense Examples” for each proposal has been revised as follows:

“These examples also assume that your investment has a 5% return each year and that each Fund’s operating expenses remain the same as those shown in the ‘Shareholder Fees’ and ‘Annual Fund Operating Expenses’ tables above.”

12.	Comment. In the section captioned “Section A — Reorganization Proposals — Summary — Fees and Expenses — Expense Examples,” please explain supplementally the purpose of including separate “Expense Examples” tables for Class B and Class C, as applicable, for each proposal, and consider whether any changes to the disclosure are appropriate.

Response. The Registrants note that a separate table for Class B and Class C is helpful because it shows the effect of contingent deferred sales charges on redemptions of these share classes during the periods shown. In response to the Staff’s comment, the paragraph under the “Expense Examples” table for Proposal 1 has been revised as follows:

“~~If~~ The costs shown in the tables above are the same as those you would pay if you owned ~~or will own~~ any class of shares other than Class C shares~~, you would pay the same costs shown in the tables above if you~~ and did not redeem your shares at the end of the periods indicated. If you owned ~~or will own~~ Class C shares~~, you would pay the following costs if you~~ and did not redeem your shares at the end of the periods indicated, ~~which may be different than the costs shown in the tables above because such costs~~ you would pay the following costs, which do not reflect the impact of contingent deferred sales charges on redemptions of Class C shares~~, while the following costs do not~~.”

Likewise, the paragraph under the “Expense Examples” table for Proposals 2, 3, 4 and 5 has been revised as follows:

“~~If~~ The costs shown in the tables above are the same as those you would pay if you owned ~~or will own~~ any class of shares other than Class B or Class C shares~~, you would pay the same costs shown in the tables above if you~~ and did not redeem your shares at the end of the periods indicated. If you owned ~~or will own~~ Class B or Class C shares~~, you would pay the following costs if you~~ and did not redeem your shares at the end of the periods indicated, ~~which may be different than the costs shown in the tables above because such costs~~ you would pay the following costs, which do not reflect the impact of contingent deferred sales charges on redemptions of Class B and Class C shares~~, while the following costs do not~~.”

13.	Comment. In the section captioned “Section A — Reorganization Proposals — Comparison of Objectives, Strategies and Risk — Comparison of Performance” for each reorganization proposal, please provide data for the annual total returns in the bar chart and table for periods ended December 31, 2015.

Response. The requested changes have been made.

14.	Comment. In the section captioned “Section A — Reorganization Proposals — Comparison of Objectives, Strategies and Risks,” for each reorganization proposal, please confirm the consistency of language used to describe the degree of similarity between the investment objectives, principal investment strategies, fundamental investment policies, non-fundamental investment policies and principal risks of each Selling Fund and the corresponding Buying Fund. For example, the first sentence under the heading “Comparison of Principals Risks” for Proposal 5 states: “The principal risks associated with investments in the Buying Fund and the Selling Fund are identical because the Funds have similar investment objectives, principal investment strategies and investment policies.” Please revise the sentence to state that the investment objectives and principal investment strategies are “the same” or “substantially similar” or delete “because the Funds have similar investment objectives, principal investment strategies and investment policies.”

Response. The requested changes have been made. The Registrants have also reviewed the disclosure in the section captioned “Section A — Reorganization Proposals — Comparison of Objectives, Strategies and Risks,” and, for Proposals 1, 3, 4 and 5, have revised the first sentence of the section for each proposal so that the degree of similarity between the investment objectives, principal investment strategies, fundamental investment policies, non-fundamental investment policies and principal risks of each Selling Fund and the corresponding Buying Fund is described consistently.

15.	Comment. In the section captioned “Section A — Reorganization Proposals — Additional Information About Each Reorganization — Reasons for the Proposed Reorganizations and Board Deliberations,” please consider disclosing any consideration of adverse consequences of the Reorganizations on the Buying Fund or Selling Fund shareholders and whether any factors led to any specific conclusions related to those factors.

Response. The Registrants believe that the principal factors considered by the Board in approving the mergers, as set forth and discussed in detail in the sub-section titled “Reasons for the Proposed Reorganizations and Board Deliberations,” contain a detailed discussion of each Board’s deliberations. The Registrants believe that the disclosure takes into account both positive (e.g., fund operating expenses generally are expected to decline or remain the same) and less favorable (e.g., potential limitations on the Buying Fund’s use of the Selling Fund’s pre-merger losses for

U.S. federal income tax purposes) factors. The Registrants respectfully submit that the current disclosure is sufficient to meet the requirement of Item 4(a) of Form N-14 that the Registrants outline the material reasons the Reorganizations are being proposed. Accordingly, no changes to the disclosure have been made.

16.	Comment. Please disclose the estimated costs of each Reorganization to each participating Fund in the Prospectus, rather than filing this information as an exhibit to the Registration Statements.

Response. The Registrants respectfully submit that the reorganization costs disclosed in “Exhibit A — Costs of the Reorganizations” have been included in the combined Proxy Statement/Prospectus that is mailed to shareholders of the Selling Funds, and not merely filed as an exhibit to the Registration Statements. Nevertheless, in response to the Staff’s comment, the fourth paragraph of the section captioned “Section A — Reorganization Proposals — Summary — Fees and Expenses” has been revised as follows:

“The fees and expenses below exclude one-time costs of the Reorganizations, which are estimated at $442,821 for Columbia Value and Restructuring Fund, $0.00 for Columbia Large Cap Growth Fund II, $83,969 for Columbia Large Cap Growth Fund III, $65,464 for Columbia Large Cap Growth Fund IV, $195,743 for Columbia Large Cap Growth Fund V, $165,547 for Columbia Multi-Advisor Small Cap Value Fund, $130,647 for Columbia International Value Fund and $3,557 for Columbia International Opportunities Fund. ~~The costs of each Reorganization expected to be borne by each Fund are set forth in Exhibit A.~~ Reorganization costs will be allocated to each Selling Fund only to the extent they are expected to be offset by the anticipated reduction in expenses borne by the Selling Fund’s shareholders during the first year following the Reorganization. In addition, Columbia Threadneedle has agreed to bear all expenses allocated to Columbia Large Cap Growth Fund II and at least 50 percent of all expenses allocated to Columbia Large Cap Growth Fund III, Columbia Large Cap Growth Fund IV and Columbia Large Cap Growth Fund V. Any Reorganization expenses otherwise allocable to a Fund that are in excess of these limitations will be borne by Columbia Threadneedle or its affiliates and not by any other Fund. If a Reorganization is not consummated, Columbia Threadneedle or its affiliates will bear the costs associated with that Reorganization. Additional information regarding the costs of each Reorganization expected to be borne by each Fund is set forth in ‘Exhibit A – Costs of the Reorganizations.’”

17.	Comment. In the Q&A section of the Prospectus, the response to “Why are the Reorganizations being proposed?” states: “As noted below, it is expected that following the proposed Reorganization, the expenses borne by Selling Fund shareholders would generally be the same or lower than the expenses they currently bear.” Please be more specific with respect to the reference “below.”

Response. In response to this comment, the above-referenced sentence has been revised as follows:

“As noted in “Exhibit A — Costs of the Reorganizations” below, it is expected that following the proposed Reorganizations, the expenses borne by Selling Fund shareholders would be the same or lower than the expenses they currently bear.”

18.	Comment. In the section captioned “Section B — Proxy Voting and Shareholder Meeting Information — Quorum and Methods of Tabulation,” please delete the following disclosure: “In certain circumstances in which a Selling Fund has received sufficient votes to approve a Reorganization, the Selling Fund may request that brokers and nominees, in their discretion, withhold submission of broker non-votes in order to avoid the need for solicitation of additional votes in favor of the proposal. A Selling Fund may also request that selected brokers and nominees, in their discretion, submit broker non-votes, if doing so is necessary to obtain a quorum.”

Response. The Registrants have carefully considered the Staff’s comment. The Registrants respectfully submit that the above-referenced disclosure is helpful because it describes certain actions the Funds may take to promote the efficient resolution of the proxy solicitation process. The Registrants are unaware of any authority that is inconsistent with this disclosure. Accordingly, no changes to the disclosure have been made.

19.	Comment. In the section of the Prospectus captioned “Where to get more information,” please remove the reference to the “Statement of Additional Information of the Buying Funds relating to the Reorganizations,” as such Statement of Additional Information is part of the filing and is not incorporated by reference.

Response. The requested change has been made.

20.	Comment. For each proposal, in the section captioned “Section A — Reorganization Proposals — Comparison of Objectives, Strategies and Risks — Comparison of Performance,” please remove the word “hypothetical” from the following sentence: “The tables below show total returns from hypothetical investments in the indicated classes of shares of each Fund.”

Response. The requested changes have been made.

21.	Comment. For Proposal 2, in the section captioned “Section A — Reorganization Proposals — Proposal 2. Comparison of Objectives, Strategies and Risks,” please confirm whether the following language is applicable: “Differences between the Selling Fund’s principal investment strategies, fundamental and non-fundamental investment policies and holdings and those of the Buying Fund may expose the Selling Fund’s shareholders to new or increased risks.” For Proposals 1, 3, 4 and 5, please confirm whether similar language is appropriate.

Response. The Registrants confirm that the language referenced above or similar language, as applicable, is appropriate for each of the proposals.

22.	Comment. In Proposal 2, the section captioned “Section A — Reorganization Proposals — Summary — Fees and Expenses” includes one table with the combination of Reorganizations that results in the highest possible total annual Fund operating expenses, the Reorganization of only Columbia Large Cap Growth Fund IV, and another table with the combination of Reorganizations that results in the lowest possible total annual Fund operating expenses, the Reorganization of all of the Selling Funds. Please confirm supplementally whether one of these tables also reflects the most likely combination of Reorganizations.

Response. The Registrants confirm that the combination of Reorganizations involving all of the Selling Funds is the most likely combination.

23.	Comment. The capitalization table under “Section C — Capitalization, Ownership of Fund Shares and Financial Highlights — Capitalization of Selling Funds and Buying Funds” should present the same combinations of Reorganizations in the same manner as the fee tables in the section captioned “Section A — Reorganization Proposals — Summary — Fees and Expenses.” Please revise the capitalization table so as to present the same combinations of Reorganizations.

Response. The requested change has been made.

24.	Comment. Please explain supplementally why Columbia Large Cap Growth Fund II is not bearing any costs of the Reorganization, as shown in “Exhibit A — Costs of the Reorganizations.”

Response. The Registrants note that under the terms of the Agreement and Plan of Reorganization, in addition to the other limitations on reorganization expenses allocated to each Fund described in “Exhibit A — Costs of the Reorganizations,” Columbia Threadneedle has agreed to bear all expenses allocated to Columbia Large Cap Growth Fund II. Accordingly, the Registrants confirm that Columbia Large Cap Growth Fund II will not bear any costs of the Reorganization. In addition, as described in the Registrants’ responses to Comments 16 and 25, the following sentence has been added to the fourth paragraph of the section captioned “Section A — Reorganization Proposals — Summary — Fees and Expenses” and the paragraph above the table captioned “Table 3 — Shareholder Report Dates” in the section captioned “Appendix A — Narrative Description of the Pro Forma Effects of the Reorganizations”:

“In addition, Columbia Threadneedle has agreed to bear all expenses allocated to Columbia Large Cap Growth Fund II and at least 50 percent of all expenses allocated to Columbia Large Cap Growth Fund III, Columbia Large Cap Growth Fund IV and Columbia Large Cap Growth Fund V.”

25.	Comment. In the section captioned “Appendix A — Narrative Description of the Pro Forma Effects of the Reorganizations,” the paragraph above the table captioned “Table 3 – Shareholder Report Dates” states that the costs of each Reorganization will be borne by both the Buying and the Selling Funds. Please disclose the costs of the Reorganization to each Fund.

Response. The Registrants respectfully submit that the estimated costs of each Reorganization are presented in the first line of the table for each reorganization proposal under the heading “Table 5 – Estimated Reorganization Costs, Combined Fund Net Assets and Pro Forma Increases or Decreases in Expenses.” The Registrants further note that the costs of the Reorganization to each Fund are described in the section captioned “Exhibit A — Costs of the Reorganizations” in the Prospectus. Nevertheless, in response to the Staff’s comment, the relevant portion of the above-referenced paragraph has been revised as follows:

~~“The~~ Current estimates of the costs of ~~the~~ each Reorganization~~s, current estimates of which~~ are set forth in Table 5 below~~,~~. The costs of each Reorganization expected to be borne by each Fund are set forth in more detail in “Exhibit A – Costs of the Reorganizations” in the Proxy Statement/Prospectus. Reorganization costs will be borne by the Selling Funds and the Buying Funds (each a “Fund” and collectively, the “Funds”) up to the amount of the anticipated reduction in expenses borne by that Fund over the first year following the Reorganization. In addition, Columbia Management Investment Advisers, LLC (“Columbia Threadneedle”) has agreed to bear all expenses allocated to Columbia Large Cap Growth Fund II and at least 50 percent of all expenses allocated to Columbia Large Cap Growth Fund III, Columbia Large Cap Growth Fund IV and Columbia Large Cap Growth Fund V. Any Reorganization expenses otherwise allocable to a Fund that are in excess of these limitations will be borne by Columbia ~~Management Investment Advisers, LLC (“Columbia~~ Threadneedle~~”~~) or its affiliates and not by any other Fund. If a Reorganization is not consummated, Columbia Threadneedle or its affiliates will bear the costs associated with that Reorganization.”

* * * * *

We hope that the foregoing responses adequately address your comments. The Registrants accept responsibility for the adequacy and accuracy of the disclosure in the Registration Statements that are the subject of this letter. Each Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. Each Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

Ryan C. Larrenaga

Secretary

Columbia Funds Series Trust

Columbia Funds Series Trust I

Columbia Funds Series Trust II